DATED THE 12TH DAY OF APRIL 2007

BEIJING HOLDINGS LIMITED

and

CHINA BIOTECH HOLDINGS LIMITED

SALE AND PURCHASE AGREEMENT
relating to shares in
CHINA TECHNOLOGY DEVELOPMENT
GROUP CORPORATION

CONTENTS

EXECUTION 13

THIS AGREEMENT is made on the 12th day of April 2007.

BETWEEN:-

(1)	BEIJING HOLDINGS LIMITED, a company incorporated in Hong Kong with limited liability and whose registered office is situated at Room 4301, 43/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (the “Vendor”); and

(2)	CHINA BIOTECH HOLDINGS LIMITED, a company incorporated in the British Virgin Islands with limited liability and whose registered office is situated at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

WHEREAS:-

(A)	China Technology Development Group Corporation (the “Issuer”) is a company incorporated in the British Virgin Islands, the particulars of which are set out in Schedule 1. All the issued Shares (as defined below) are listed on NASDAQ in the United States of America.

(B)	The Vendor is the registered and beneficial owner of the SPA Sale Shares (as defined below).

(C)	The Vendor has agreed to sell to the Purchaser and the Purchaser has agreed to purchase the SPA Sale Shares upon the terms and conditions contained in this Agreement.

AND NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:

Expression Meaning

“Business Day” means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business

“Completion” the completion of the sale and purchase of the SPA Sale Shares in accordance with Clause 5

“Completion Date” date of Completion, which shall be May 11, 2007, or such other date as the parties may agree, subject to the potential postponement in accordance with Clause 6.2(a)

“Consideration” the consideration for the sale and purchase of the SPA Sale Shares as set out in Clause 4.1

“Group” the Issuer and its subsidiaries and “member of the Group” or “Group Company” shall be construed accordingly

“Hong Kong” Hong Kong Special Administrative Region of the PRC

“NASDAQ” The NASDAQ Stock Market, Inc.

“parties” the parties to this Agreement; and “party” means any one of them

“PRC” the People’s Republic of China

“Registration Rights Agreement” means the agreement, by and between the Issuer and the Purchaser, which govern the rights of the parties to cause the Issuer to register the SPA Sale Shares as defined therein

“Regulation S” Regulation S under the Securities Act

“SEC” the United States Securities and Exchange Commission

“Securities Act” the United States Securities Act of 1933, as amended

“Share(s)” share(s) of US$0.01 each in the capital of the Issuer

“Share Transfer Agent” means American Stock Transfer and Trust Company

“SPA Sale Shares” for purpose of this Agreement, “SPA Sale Shares” means the 709,323 issued and fully paid-up ordinary shares of US$0.01 each in the capital of the Issuer which are beneficially owned by, and to be sold to the Purchaser by, the Vendor

“Subsidiary” any subsidiary of the Issuer (as defined in the Companies Ordinance, Cap 32 of the Laws of Hong Kong)

“Transaction” means, for purpose of this Agreement, the sale of the SPA Sale Shares pursuant to this Agreement

“Transaction Documents” shall mean this Agreement and Registration Rights Agreement for the Purchaser

“US$” United States Dollars, the lawful currency of the United States of America

“Vendor’s Warranties” the representations, warranties and undertakings set out in Clause 7 and Schedule 2 and such other representations, warranties, undertakings and indemnities contained in this Agreement (including in all Schedules) made or given by the Vendor

1.2	The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.

1.3	References to Clauses and Schedules are references to Clauses and Schedules of or to this Agreement and the Schedule shall be deemed to form part of this Agreement.

1.4	Words and expressions in the singular include the plural and vice versa.

1.5	Reference to persons includes any public body and any body of persons, corporate or unincorporate.

1.6	Reference to ordinances, statutes, legislation or enactments shall be construed as a reference to such ordinances, statutes, legislation or enactments as may be amended or re-enacted from time to time and for the time being in force.

1.7	A document expressed to be “in the agreed form” means a document the form and terms of which have been approved by or on behalf of the Vendor and the Purchaser and a copy of which has been signed on or before Completion for the purpose of identification by or on behalf of the Vendor and the Purchaser.

1.8	References to documents shall be constructed as references to such documents as may be amended from time to time.

2.	SALE AND PURCHASE OF THE SPA SALE SHARES

2.1	Subject to the terms and conditions contained in this Agreement, the Vendor agrees to sell and the Purchaser, in reliance on the Vendor’s Warranties and the indemnities hereunder made or given by the Vendor, agrees to purchase the SPA Sale Shares free from all liens, charges, encumbrances, pre-emption rights, equities and other third party rights whatsoever and together all rights attached to the SPA Sale Shares at the Completion Date or subsequently becoming attached to the SPA Sale Shares.

3.	CONDITIONS PRECEDENT

3.1	Completion of this Agreement shall be conditional upon the following conditions being fulfilled to the satisfaction of the Purchaser as soon as practicable following the execution of this Agreement:-

(a)	board resolutions of the Vendor, approving the entering into and performance of this Agreement, sale of the SPA Sale Shares and the execution of all other documents contemplated hereunder;

(b)	board resolutions of the Purchaser approving the entering into and performance of this Agreement and the execution of all other documents contemplated hereunder;

(c)	there not having come to the attention of the Purchaser at any time prior to Completion (i) any material breach of, or any event rending untrue or incorrect in any material respect, or (ii) any breach of, or failure to perform, any of the other obligations of the Vendor which are required to be performed at or before Completion;

(d)	the preparation and concurrent execution and completion of all Transaction Documents and the satisfaction of all conditions precedent contained therein (unless waived by the authorized parties in accordance with the relevant terms of the Transaction Documents);

(e)	the Vendor shall separately provide a written certification on the Completion Date certifying that the SPA Sale Shares it held as set out in this Agreement are free and clear of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching hereto as at the Completion Date, including the right to receive all dividends or other distributions declared, made or paid on the SPA Sale Shares at any time after the Completion Date;

3.2	If any of the above conditions has not been fulfilled or waived on or before June 30, 2007 (or such later date as may be agreed between the parties), this Agreement shall terminate (other than Clauses 13, 15, 16 and 19 which shall remain to be effective) and none of the parties shall have any claim against the others for costs, damages, compensation or otherwise apart from any antecedent breaches of any provisions hereof.

3.3	The Vendor and the Purchaser shall use their respective best endeavours to procure that the conditions in Clause 3.1 above are satisfied not later than the date specified in Clause 3.2.

4.	CONSIDERATION

4.1	The consideration for the SPA Sale Shares shall be US$2,837,292 being US$4.00 per SPA Sale Share, which shall be settled on or before the Completion Date in a manner as agreed by the Vendor and the Purchaser.

5.	COMPLETION

5.1	Subject to Clause 6 and the fulfillment (or waiver, as the case may be) of all conditions precedent, the Completion of the sale and purchase of the SPA Sale Shares contemplated in this Agreement shall take place at 10:00am at Baker & McKenzie, 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on the Completion Date, or such other date as the parties may agree from time to time when the business described in Clauses 5.3, 5.4, 5.5 and 5.6 will be simultaneously transacted.

5.2	Seven (7) Business Days before the Completion of the Agreement, the Vendor shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of SPA Sale Shares to be sold to the Purchaser bearing the appropriate Securities Act legend, duly executed in favor of the Purchaser. The newly issued share certificates representing the SPA Sale Shares shall be delivered by the Share Transfer Agent and received by the Vendor one (1) Business Day before the Completion Date.

5.3	On the Completion Date, the Vendor shall deliver or cause to be delivered to the Purchaser where specified, inter alia, the following documents:

(a)	certified copies of board resolutions of the Vendor approving the sale of the SPA Sale Shares, the entry into and consummation of this Agreement as referred to in Clause 3.1(a);

(b)	a certified true copy of the minutes of a meeting of the board of directors of the Issuer at which the directors have approved, subject to Completion, the registration of the Purchaser and/or its nominees, as applicable, as shareholders of the Issuer in respect of the SPA Sale Shares;

(c)	certified copies of all powers of attorney or other authorities under which any of the documents referred to in this Clause 5.3 is executed;

(d)	subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement, on the Completion Date, the Vendor shall deliver the newly issued share certificates representing the SPA Sale Shares to the Purchaser on the Completion Date; the Purchaser shall provide a confirmation of receipt of such certificates to the Vendor.

5.4	On the Completion Date, unless the Vendor and the Purchaser have agreed to settle the payment of the Consideration in any other manner, the Purchaser shall issue and deliver a casher’s order in an amount representing the Consideration in Clause 4.1 to the Vendor; the Vendor shall provide a confirmation of receipt of the Consideration in Clause 4.1 to the Purchaser.

5.5	On the Completion Date, the Purchaser shall deliver to the Vendor certified copies of board resolutions of the Purchaser approving the entering into and performance of this Agreement and the execution of all other documents contemplated hereunder as referred to in Clause 3.1(b).

5.6	Subject to the satisfaction of Clauses 3, 5 and other terms and conditions of this Agreement , on the Completion Date, the Vendor shall cause the Issuer to issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Purchaser and/or its nominee, in the register of members of the Issuer as registered shareholder of the Issuer. The Vendor shall cause the Issuer to take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

6.	DEFAULT UNDER CLAUSES 3 AND 5

6.1	Neither the Vendor nor the Purchaser is obliged to complete this Agreement until the parties comply fully with the conditions precedent and the completion requirements as set out in Clauses 3 and 5.

6.2	If in any respect the requirements as set out in Clause 5.2, 5.3, 5.4, 5.5 and 5.6 are not complied with on the Completion Date, the non-defaulting party may:-

(a)	defer Completion to a date not more than six months after the Completion Date (in which case this Clause shall apply to Completion as so deferred); or

(b)	proceed to Completion so far as practicable and in any case without prejudice to its rights under this Agreement; or

(c)	rescind this Agreement (other than Clauses 13, 15, 16 and 19) without prejudice to the rights of either party in respect of antecedent breaches.

7.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS BY THE VENDOR

7.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements in Schedule 2 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

7.2	The Purchaser’s rights in respect of each of the said Vendor’s Warranties contained in this Agreement (including all Schedules) will survive Completion and continue in full force and effect notwithstanding Completion and shall not be affected by any information relating to the Issuer of which the Purchaser has knowledge (however acquired and whether actual, imputed or constructive).

7.3	Prior to Completion, if any of the Vendor’s Warranties set out in this Clause 7 and Schedule 2 is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of the Vendor becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Vendor, the Vendor shall forthwith notify the Purchaser thereof, and in all these events, the Purchaser shall not be bound to procure the completion of the sale and purchase of the SPA Sale Shares and may by notice in writing rescind this Agreement, in which event the parties shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 13, 15, 16 and 19 and without prejudice to the rights of either party in respect of antecedent breaches.

7.4	The Vendor’s Warranties set out in each paragraph of Schedule 2 shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

7.5	The Vendor’s Warranties set out in each paragraph of Schedule 2 shall be deemed to be repeated as at Completion as if all references therein to the date of this Agreement were references to the Completion Date.

7.6	In the event of discovery, after Completion, of either breach or non-fulfillment, of any of the Vendor’s Warranties made or given by the Vendor in this Agreement or any matter the subject of such Vendor’s Warranties not being as represented, warranted or undertaken with the result that:

(a)	any asset or contract of any member of the Group which has been included in the management accounts thereby cease to belong to the relevant member of the Group or is affected by third party interests; or

(b)	any member of the Group thereby has incurred or is or becomes under any liability which it would not have incurred but for such event; or

(c)	the net assets of any member of the Group are diminished or less than they would have been had no such breach occurred,

then the Vendor agrees to pay to, upon written request of the Purchaser, the relevant member of the Group either:

(i)	an amount sufficient to make good the diminution in the amount or value of the asset or contract or all loss occasioned by or arising out of such liability; or

(ii)	an amount equal to the diminution thereby caused in the value of the SPA Sale Shares.

7.7	The Vendor hereby agrees to indemnify the Purchaser and, upon written request of the Purchaser, the relevant member of the Group and keep the same indemnified in respect of all their costs (including all their legal costs) or expenses which the Purchaser and/or the relevant member of the Group may incur either before or after the commencement of any action in connection with:-

(a)	the settlement of any claim that any of the Vendor’s Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Purchaser claims that any of the Vendor’s Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser; or

(c)	the enforcement of any such settlement or judgment.

7.8	The Vendor hereby agrees to indemnify and keep indemnified the Purchaser in full from and against all liabilities, losses, damages, claims, costs and expenses (including legal costs and expenses on a full indemnity basis) incurred by the Purchaser and arising whether directly or indirectly as a consequence of any breach by the Vendor of any of its obligations, commitments, undertakings, agreements, representations, warranties and indemnities under or pursuant to this Agreement.

7.9	These rights of the Purchaser under Clauses 7.6, 7.7 and 7.8 shall be in addition and without prejudice to any other rights and remedies available to it under this Agreement or otherwise, which rights and remedies are hereby specifically reserved.

7.10	The Vendor shall not be liable for any claim in respect of the Vendor’s Warranties and this Agreement unless:

(a)	the Vendor shall have received from the Purchaser written notice of such claim specifying in reasonable details the event or default to which the claim relates and the nature of the breach not later than the expiry of a period of 24 months after the Completion Date;

(b)	the amount recoverable from the Vendor in respect thereof is in excess of US$100,000 or if any claim is below US$100,000, when aggregated with any other amounts so recoverable by the Purchaser in respect of any other claims below US$100,000 exceeds US$100,000, and under these circumstances, the Vendor shall be liable for all amounts so claimed.

7.11	The aggregate amount of liability of the Vendor for all claims made in respect of the Vendor’s Warranties or otherwise under the terms of this Agreement shall not exceed US$2,837,292.

8.	REPRESENTATIONS AND WARRANTIES AS TO AUTHORITY AND LEGALITY

Each party hereto represents and warrants to the other that:

(a)	it has full power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and (where relevant) all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations hereunder have been duly taken and this Agreement will, when executed by each of them, be a legal, valid and binding agreement on it and enforceable in accordance with the terms thereof; and

(b)	the execution, delivery and performance of this Agreement do not and will not violate in any respect any provision of any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong, the PRC, or the British Virgin Islands or any jurisdiction in which the party is incorporated or resides or any part thereof prevailing as at the date of this Agreement and as at Completion.

9.	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE PURCHASER

9.1	The Purchaser is duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

9.2	The Purchaser is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Purchaser has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the SPA Sale Shares; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the SPA Sale Shares for an indefinite period of time, in view of the restrictions on transfer set out in Clause 9.5.

9.3	The Purchaser is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. The Purchaser’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Purchaser was located outside the United States.

9.4	The Purchaser is purchasing the SPA Sale Shares solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Purchaser has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the SPA Sale Shares or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the SPA Sale Shares may be transferred to any other party.

9.5	The Purchaser agrees to resell the SPA Sale Shares only in accordance with the provisions of Regulation S, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act, if available. The Purchaser understands that the SPA Sale Shares are being sold in a transaction not involving any public offering in the United States in reliance upon an exemption from the registration requirements of the Securities Act provided by Regulation S, and that the SPA Sale Shares are being sold in a transaction that has not been and will not be registered under the Securities Act. Accordingly, for a period of 40 days commencing on the date of the Completion of the Agreement (“distribution compliance period”), the Purchaser will not offer, sell or otherwise transfer any SPA Sale Shares in the United States or to or for the account or benefit of any U.S. persons, or enter into any agreement, arrangement or understanding with any U.S. persons for the sale, resale, pledge, transfer or assignment of all or any of the SPA Sale Shares acquired by it, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the SPA Sale Shares may be transferred to any U.S. person. Any offer, sale or other transfer of any SPA Sale Shares made by the Purchaser during the distribution compliance period shall be made only to persons who are not U.S. persons in offshore transactions meeting the requirements of Rule 904 of Regulation S.

9.6	The Purchaser agrees that the SPA Sale Shares will bear the applicable transfer restriction legend to reflect transfer restrictions referenced in Clause 9.5 above.

9.7	The Purchaser understands that during the distribution compliance period the Issuer’s transfer agent shall not be required to accept for registration of transfer of any SPA Sale Shares unless such transfer shall comply with the foregoing restrictions on transfer. The Purchaser understands that the SPA Sale Shares acquired by it will be in the form of definitive physical certified shares and that the share certificates will bear a legend reflecting the substance of such restrictions on transfer. Upon application at the end of the distribution compliance period and provided that certain conditions for the removal of the legend are met, the transfer agent shall issue new share certificates representing the SPA Sale Shares that do not bear the foregoing legend.

9.8	The Purchaser agrees to promptly notify any transferee of SPA Sale Shares to whom it sells or transfers any SPA Sale Shares during the distribution compliance period of the restrictions on transfer set out therein, and obtain from such transferee acknowledgements, representations, warranties, confirmations and agreements to the same effect as set out herein.

9.9	The proposed sale of the SPA Sale Shares and the purchase of the same is not part of a plan or scheme to evade the registration requirements of the Securities Act.

9.10	The representations, warranties and agreements made by the Purchaser are true and correct as of the date of this Agreement. The Purchaser acknowledges that in conducting the sale and purchaser of the SPA Sale Shares the Vendor and the Issuer will rely upon the Purchaser’s acknowledgments, representations, warranties, confirmations and agreements set forth herein, and the Purchaser agrees to promptly notify the Vendor and the Issuer in writing if any of the representations or warranties herein ceases to be true, accurate and complete. The Purchaser agrees that this letter or a copy hereof may be produced to any interested party in any administrative or legal proceeding or official enquiry with respect to the matters covered hereby.

9.11	The Purchaser agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Purchaser contained in this Agreement.

9.12	Subject to the terms and conditions of this Agreement and except with the approval of the Issuer, the Purchaser shall not, for a period of one-year after the Completion of this Agreement, sell or transfer any SPA Sale Shares acquired under this Agreement.

10.	SEVERABILITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

11.	ENTIRE AGREEMENT

This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties in connection with the subject matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating to this Agreement whether oral, written or otherwise and (save as expressly provided or reserved herein) neither party has relied on any such proposals, representations, warranties, agreements or undertakings.

12.	TIME

12.1	Time shall be of the essence of this Agreement.

12.2	No time or indulgence given by any party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder.

13.

ANNOUNCEMENTS AND CONFIDENTIALITY

13.1	The Vendor hereby unconditionally and irrevocably undertakes to provide all such information known to it or which on reasonable enquiry ought to be known to it and relating to the Group as may reasonably be required by the Purchaser for the purpose of complying with any requirement of (i) any applicable law or Court order, or (ii) any governmental or regulatory authorities.

13.2	The company secretary of the Issuer may, if necessary, prepare an announcement relating to the Agreement and the Transaction in compliance with the securities laws of the United States and applicable NASDAQ listing rules. The parties further agree and acknowledge that such announcement may be required to file with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, the parties hereto agree that the Issuer shall be permitted to issue an announcement upon the execution of the Transaction Documents prior to Completion. Except as set out in this Clause 13.2, each party (other than the Issuer) hereby undertakes that no public announcement or communication which is material in relation to the Transaction shall be made or despatched by any party to this Agreement between the date hereof and the Completion Date without the prior written consent of the Issuer and as to the content, timing and manner of making or despatch thereof, which consent shall not be unreasonably withheld. In addition, the Vendor hereby agrees that all announcements and communication in relation to the Transaction shall only be made through the company secretary of the Issuer.

13.3	Subject to Clause 13.2, neither of the parties shall make, and the Vendor shall procure that the Group will not make any announcement or release or disclose any information concerning this Agreement or the transactions herein referred to or disclose the identity of the other parties (save disclosure to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other party.

13.4	This Clause shall remain effective notwithstanding Completion or termination of this Agreement.

14.	ASSIGNMENT

This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the parties but shall not be assigned by any party without the prior written consent of the other party.

15.	NOTICES AND OTHER COMMUNICATION

15.1	Any notice or other communication to be given under this Agreement shall be in writing and delivered personally or sent by pre-paid post or by facsimile or telex. Any such notice or communication shall be sent to the party to whom it is addressed and must contain sufficient reference and/or particulars to render it readily identifiable with the subject-matter of this Agreement. Any notice or other communication given or made under this Agreement shall be delivered personally or sent by pre-paid post, facsimile or telex at the address or telex number or fax number of the relevant party set out below (or such other address or telex number or fax number as the addressee has by five (5) Business Days prior written notice specified to the other parties):-

To the Vendor

Address Fax Number Attention	: : :	Room 4301, 43/F., Central Plaza 18 Harbour Road, Wanchai Hong Kong +852 2858 1544 Mr. Qian Xu

To the Purchaser

Address:5/F, B&H Plaza, 27 Industry Ave Shekou, Shenzhen 518067 Guangdong Province, China Fax Number: +86- 755- 2689 2899 Attention:Mr. Lu Zhenwei

15.2	Any such notice, demand or communication shall be deemed to have been duly served:-

(a)	if given or made by hand, when delivered;

(b)	if given or made by letter within Hong Kong, two (2) Business Days after posting;

(c)	if given or made by letter outside Hong Kong, seven (7) Business Days after posting; and

(d)	if given or made by facsimile or telex, when despatched with confirmed answerback.

16.	COSTS AND EXPENSES

The Vendor shall bear all legal and professional fees, costs and expenses incurred by the parties in the negotiation, preparation, execution and completion of this Agreement. The stamp duty incurred in connection with this Agreement (if any) shall be borne by the Vendor.

17.	FURTHER ASSURANCE

At all times after the date hereof, the parties shall at their own expense execute all such documents and do such acts and things as may reasonably be required for the purpose of giving full force and effect to this Agreement.

18.	COUNTERPART

This Agreement may be executed in one or more counterparts, each of which so executed shall constitute an original and all of which together individually or otherwise executed by all parties will constitute one and the same document.

19.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong.

20.	DIRECTORSHIP

20.1 Resignation of Director.

Five (5) Business Days after the Completion of the Agreement, the Vendor shall procure the duly executed resignation letter from Mr. Zhao Changshan’s resigning from the position of executive director of the Issuer, effective upon the presentation of such resignation letter to the board of directors of the Issuer. Such resignation letter shall contain a confirmation under seal that the resigning director has no claim (and in so far there is any, unconditionally waive any such claim against the Issuer) whatsoever against the Issuer for loss or termination of office.

20.2 Appointment of New Director.

Five (5) Business Days after the Completion of the Agreement, the Vendor shall use its best endeavour to cause the Issuer to deliver to the Purchaser a certified true copy of the minutes of a meeting of the board of directors of the Issuer approving the appointment of Mr. Li Kang as an executive director of the Issuer with effect immediately upon the presentation of Mr. Zhao Changshan’s resignation letter as referred to in Clause 20.1 above.

IN WITNESS whereof this Agreement has been executed on the day and year first above written.

SIGNED by	)
For and on behalf of	)
BEIJING HOLDINGS LIMITED	)
in the presence of:	)
SIGNED by	)
For and on behalf of	)
CHINA BIOTECH HOLDINGS LIMITED	)
in the presence of:	)

SCHEDULE 1

PARTICULARS OF THE ISSUER

The Issuer

Name	:	China Technology Development Group Corporation

Place of incorporation	:	British Virgin Islands

Date of incorporation	:	September 19, 1995, with IBC No. 161076

CUSIP number	:	G84384109

Authorised share capital	:	US$50,000,000 divided into 5,000,000,000 shares of US$0.01 each

Issued share capital	:	US$141,015 divided into 14,101,497 shares of US$0.01 each

Name	Positions with the Issuer
Changshan Zhao	Chairman of the Board and Executive Director

Alan Li	Chief Executive Officer and Executive Director

Xu Qian	Co- Chief Executive Officer and Executive Director

Zhenwei Lu	Executive Director

Ju Zhang	Executive Director

Loong Cheong Chang	Independent Director

Xiaoping Wang	Independent Director

Yu Keung Poon	Independent Director

Yezhong Ni	Independent Director

Weidong Wang	Independent Director

Xinping Shi	Independent Director

Directors :

SCHEDULE 2

REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS OF THE VENDOR

In this Schedule, save for and to the extent the context otherwise requires, references to a “Group Company” shall be construed as a reference to the Issuer or any subsidiary of the Issuer individually and each representation, warranty or undertaking shall be deemed to have been given in respect of each such Group Company.

1.	General Information and Powers of the Vendor

(A)	The execution, delivery and performance of this Agreement by the Vendor do not and will not violate in any respect any provision of (i) the laws and documents incorporating and constituting the Issuer prevailing as at the date of this Agreement and as at Completion; or (ii) any mortgage, contract or other undertaking or instrument to which the Vendor is a party or which is binding upon it or any of its assets, and does not and will not result in the creation or imposition of any encumbrance on any of its assets pursuant to the provisions of any such mortgage, contract or other undertaking or instrument.

(B)	As at the date of this Agreement and immediately prior to Completion, the information set out in the Recitals and Schedules to this Agreement is true, accurate and complete.

(C)	The SPA Sale Shares are listed for trading on NASDAQ.

(D)	All information which, if disclosed, may reasonably have been expected to affect the decision of the Purchaser to enter into this Agreement or cause it to seek additional contractual obligations, has been fully and freely disclosed to the Purchaser in writing prior to the date of this Agreement.

(E)	All information disclosed to the Purchaser by the Vendor is true, accurate and not misleading in all material respects and the Vendor has not withheld any other information or facts the omission of which will make the information made available to the Purchaser incorrect or misleading.

2.	SPA Sale Shares

(A)	The SPA Sale Shares were allotted and issued fully paid in accordance with the Memorandum and Articles of Association of the Issuer and in compliance with all relevant laws of the British Virgin Islands and rank pari passu in all respects inter se and with all other Shares.

(B)	The SPA Sale Shares are free from any liens, charges, encumbrances, claims, equities or pre-emptive or third party rights of whatsoever nature and together with all rights and entitlements attaching thereto.

(C)	There is no agreement or commitment outstanding which calls for the allotment of or issue or accords to any person the right to call for the allotment or issue of any shares in or securities or debentures of each Group Company except for the transactions contemplated under the Subscription Agreement.

3.

Compliance with Legal Requirements

(A)	Neither the Vendor nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the SPA Sale Shares under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the SPA Sale Shares. Neither the Vendor, its affiliates nor any persons acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the SPA Sale Shares and it and they have complied and will comply with the offering restrictions requirement of Regulation S.